7140 Office Circle
P.O. Box 15600
Evansville, IN  47716-0600
Phone:  (812) 962-5000
Fax:      (812) 962-5400

VIA EDGAR

January 3, 2012

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:          Accuride Corporation
Form 10-K for the year ended December 31, 2010
Filed March 28, 2011
File No.  001-32483

Dear Mr. Humphrey,

We are in receipt of your December 20, 2011 letter regarding Accuride Corporation’s Form 10-K for the year ended December 31, 2010.

As you discussed with Christopher Lueking of Latham & Watkins LLP, Accuride’s outside counsel, on December 22, 2011, Accuride is preparing a response to the SEC’s comments.  We expect to be able to file our response on or before January 31, 2012.

Feel free to contact me at 812-962-5083, if you have any questions.

Regards,

  /s/ Gregory A. Risch

Gregory A. Risch
Vice President / Interim Chief Financial Officer

cc:           Stephen A. Martin, Esq.
Christopher Lueking, Esq. (Latham & Watkins, LLP)